VectivBio to Acquire Comet Therapeutics and Host R&D Day
- Acquisition of Innovative Small Molecule Platform Significantly Expands Rare Disease Pipeline -
- VectivBio to Host R&D Day on September 21, 2021-

BASEL, Switzerland, August 31, 2021 (GLOBE NEWSWIRE) -- VectivBio Holding AG (“VectivBio”) (Nasdaq: VECT), a clinical-stage biopharmaceutical company pioneering novel transformational treatments for severe rare conditions, today announced that it will acquire Comet Therapeutics, Inc., a privately held company that has been developing drugs to address previously untreatable Inherited Metabolic Diseases. This acquisition significantly expands VectivBio’s rare disease pipeline.

•The novel and proprietary CoMET platform is aimed at addressing Inherited Metabolic Diseases (IMDs) with deficit of energy metabolism and depletion of functional Coenzyme A (“CoA”)
•IMDs affect over 75,000 patients in the US and Europe and are a significant cause of mortality in infants and young people
•This modular technology has the potential to address multiple previously untreatable IMDs by targeting the key cellular dysfunctions that underlie these conditions. This approach would overcome important limitations of standard of care and has the potential to prevent the clinical progression of IMDs
•The CoMET platform leverages innovative chemistry with the goal of providing a stabilized CoA precursor and key metabolic intermediates to restore fundamental cellular metabolism
•Four distinct programs are currently in research, with plans to enter the clinic with the first program in the next 18 months

VectivBio has entered into a definitive agreement to acquire Comet Therapeutics, a biotechnology company that has been developing a small molecule platform for the treatment of a large group of IMDs that occur in approximately 1 in 800 births. Under the terms of the agreement, VectivBio will acquire Comet Therapeutics in exchange for equity and cash payable at closing, as well as additional equity or cash payments upon the achievement of certain specified future development milestones. The board of directors of both companies have unanimously approved the transaction.

IMDs are severe rare genetic disorders caused by congenital defects of metabolism fundamental to energy generation and the survival of cells. In addition to disrupted energy production and the accumulation of toxic metabolites, these defects cause dysregulation of CoA, a core component of many metabolic pathways. As a result, IMDs are often fatal or highly life-impairing conditions that primarily affect children and currently have limited effective treatment options. We believe that the modular CoMET platform holds the potential to treat a wide variety of rare metabolic diseases by generating medicines that restore cellular metabolism.

The foundation of the proprietary technology is a stabilized CoA precursor backbone that has been shown in preclinical studies to supply functional CoA and carry tailored intermediary metabolite cargos. The modular technology targets multiple groups of IMDs that share a common metabolic pathway, independent of underlying genetic mutation. These include severe life-threatening disorders such as methylmalonic acidemia (MMA) and propionic acidemia (PA). Importantly, in preclinical studies this technology has demonstrated the ability to provide both CoA and intermediate metabolites to all relevant organ systems affected by IMDs, including the liver, muscle and brain, thus bearing the potential to overcome some of the delivery limitations of other therapeutic approaches currently in development.

“The acquisition of the CoMET platform is in line with our core mission of developing disease-modifying treatments for rare severe diseases,” said Luca Santarelli, M.D., Founder and Chief Executive Officer of VectivBio. “The platform’s potential to deliver a pipeline of medicines that target the fundamental molecular pathophysiology of IMDs by unlocking previously inaccessible pathways, would provide us with the opportunity to transform the lives of these patients. We are eager to begin work on our new programs and look forward to progressing our first candidate towards the clinic.”

The transaction is expected to close by the end of September 2021, subject to customary closing conditions. Comet Therapeutics’ current investors include Sofinnova Partners, INKEF Capital, Canaan and Mission BioCapital.

VectivBio to Host R&D Day on September 21, 2021

VectivBio will host an R&D Day for investors and analysts on Tuesday, September 21, 2021. The virtual event will take place from 10:00 a.m. to 12:00 p.m. EDT.

Topics to be addressed during the presentation include apraglutide’s development and potential in treating Short Bowel Syndrome with Intestinal Failure and Graft-versus-Host-Disease, and an overview of the Company’s new CoMET platform.

Members of VectivBio’s management team will be joined by external experts: Kishore Iyer, MBBS, Director of Adult and Pediatric Intestinal Rehabilitation & Transplantation at Mount Sinai Medical Center; and Robert Zeiser, M.D., Head of Tumor Immunology and Immune Modulation at the University Medical Center Freiburg.

The live webcast of the presentation and the question-and-answer session will be accessible by visiting the “Events and Presentations” section of VectivBio’s website at https://ir.vectivbio.com/events-and-presentations. A dial-in number will also be provided closer to the event.

About VectivBio

VectivBio (Nasdaq: VECT) is a global, clinical-stage biotechnology company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions. VectivBio is committed to pursuing product candidates with a clear mechanism of action and the potential to meaningfully transform and improve the lives of patients and their families. VectivBio’s lead product candidate, apraglutide, is a next-generation GLP-2 analog being developed as a differentiated therapeutic for a range of rare gastrointestinal diseases. Apraglutide is currently being evaluated in a global Phase 3 clinical trial as a once-weekly treatment for short bowel syndrome with intestinal failure. VectivBio also plans to initiate clinical studies of apraglutide in additional indications, including graft versus host disease, where GLP-2 is believed to be central to disease pathophysiology.

Forward Looking Statements

Forward-looking statements are statements that are not historical facts. Words and phrases such as “anticipated,” “forward,” “will,” “would,” “may,” “remain,” “potential,” “prepare,” “expected,” “believe,” “plan,” “near future,” “belief,” “guidance,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements concerning the consummation of the acquisition of Comet Therapeutics and the prospects of its platform, the success of development and commercialization efforts with respect to VectivBio’s product candidate and VectivBio’s plans to initiate additional clinical studies of apraglutide and to expand its rare disease product portfolio. All of such statements are subject to risks and uncertainties, many of which are difficult to predict and generally beyond VectivBio’s control, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Such risks and uncertainties include, but are not limited to: the ability to satisfy the closing conditions and consummate the acquisition of Comet Therapeutics, the impacts of the ongoing COVID-19 pandemic, including interruptions or other adverse effects on clinical trials and delays in regulatory review; delay in or failure to obtain regulatory approval of VectivBio’s product candidate and successful compliance with FDA and other governmental regulations applicable to product approvals; the risks inherent in drug development and in conducting clinical trials; and those risks and uncertainties identified in the “Risk Factors” section of VectivBio’s Registration Statement on Form F-1 declared effective by the Securities and Exchange Commission on April 8, 2021 and its other subsequent filings with the Securities and Exchange Commission. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, VectivBio undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

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Graham Morrell
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